April 3, 2020

Nelson Chai
Chief Financial Officer
Uber Technologies, Inc
1455 Market Street, 4th Floor
San Francisco, California 94103

       Re: Uber Technologies, Inc
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 2, 2020
           File No. 1-38902

Dear Mr. Chai:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Legal Proceedings
Australia Class Action, page 44

1. Please tell us your consideration of disclosing the relief sought in the class action matter filed in May 2019.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Key Metrics and Non-GAAP Financial Measures, page 51

2. We note your discussion and presentation of non-GAAP financial measures precede your discussion and presentation of your results of operations on a GAAP basis. Please tell us your consideration of Question 102.10 of our Compliance & Disclosure Interpretations on
      Non-GAAP Financial Measures.
 Nelson Chai
Uber Technologies, Inc
April 3, 2020
Page 2
Results of Operations, page 55

3. Please revise your disclosures in future filings to quantify factors primarily responsible for changes pursuant to Item 303 of Regulation S-K. When a change is attributable to more than one factor, please quantify each material component. For example, you state certain increases such as sales and marketing expenses were "primarily" attributed to an increase in consumer discounts, rider facing loyalty expense, promotions, credits and refunds, stock-based compensation and employee headcount costs. Refer to SEC Release No. 33-
      8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at
(202) 551-3344
if you have any questions.



                                                             Sincerely,
FirstName LastNameNelson Chai
                                                             Division of
Corporation Finance
Comapany NameUber Technologies, Inc
                                                             Office of Trade &
Services
April 3, 2020 Page 2
cc:       Keir Gumbs
FirstName LastName